

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

May 23, 2022

BY EMAIL

Corey F. Rose, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

Re: Registration Statement on Form N-6 of AUL American Individual Variable Life Unit
        Trust (the "Separate Account") of American United Life Insurance Company (the
        "Company") relating to OneAmerica VUL (File Nos. 811-08311 and 333-263757)
        (the "Registration Statement")

Dear Mr. Rose:

       The staff has reviewed the Registration Statement on Form N-6 filed on March 22, 2022
by the Separate Account under the Securities Act of 1933, as amended (the "1933 Act"), and the
Investment Company Act of 1940, as amended (the "1940 Act"). All capitalized terms not
otherwise defined herein have the respective meanings given to them in the Registration
Statement. References to "Items" or "Instructions" herein are to Items and Instructions in Form
N-6 and references to "Rule" are to Rules under the 1933 Act.

GENERAL

1.   Please confirm that all missing information, including financial statements and exhibits,
       and current expense data for all Portfolios listed in the Appendix, will be filed in a pre-
       effective amendment to the Registration Statement. We may have further comments
       when you supply the omitted information.

2.   Where a comment is made with regard to disclosure in one location of the Registration
       Statement, it is applicable to all similar disclosure appearing elsewhere in the
       Registration Statement. Please ensure that corresponding changes are made to all similar
       disclosure.

3.   Please clarify supplementally whether there are any guarantees or support agreements
       with third parties to support any policy features or benefits, or whether the Company will
       be solely responsible for any benefits or features associated with the Policy issued by the
       Separate Account.

4.   Please provide powers of attorney that relate specifically to the Registration Statement as required by Rule 483(b).

5.   Please format the Prospectus to assist with investor comprehension. For example:

   a.   Please set off headings and subheadings from the rest of the text.

   b.   Please use defined terms consistently throughout the document, and define terms in context where first used. For example, the term "OAS" is first used on page 17, but is first defined in Part C of the Registration Statement. The term "policy" should also be capitalized throughout when referring to the policy registered in this Registration Statement. Additionally, defined terms used on the Cover Page should be consistently defined in context where first used to assist with investor comprehension. Finally, terms should be consistently capitalized (and defined) or lowercased throughout the document (*e.g.*, "us," "surrender charge," and "grace period")

   c.   Please use spacing and gridlines, or similar methods, to more clearly differentiate the rows of the Key Information Table.

REGISTRATION STATEMENT FACING PAGE

6.   Please revise the exact name of the registrant to match the name of the Separate Account; *i.e.*, "~~OneAmerica VUL –~~ AUL American Individual Variable Life Unit Trust."

FRONT COVER PAGE

7.   "OneAmerica VUL" appears on the cover page, directly above the name of the Company. If this is the name of the Policy, please update the EDGAR class identifiers accordingly. *See* Rule 313(b) of Regulation S-T.

8.   Please revise the third sentence of the fifth paragraph to conform to the legend required by Item 1(a)(8) (*i.e.*, "Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total [Policy] value."

PROSPECTUS

Definitions of Terms

9.   Please revise the definition of Depositor to make clear that the Depositor is American United Life Insurance Company.

10.   The definition of Home Office includes a reference to a toll-free number and provides AUL's website homepage. Please clarify how the website and toll-free number relate to the Home Office. *E.g.*, can investors provide proper notice to the Home Office by calling the toll-free number or accessing the website?

11.   The use of the terms Portfolio, Fund, and Fund Portfolio throughout the document are confusing. Sometimes they appear to be used interchangeably to refer to the subaccount investment options under the Policy (*see*, *e.g.*, the subsections *General Information about AUL, the Separate Account and the Fund – The Funds* and *Voting Rights*). However, the term Portfolio is defined as a "separate investment Fund in which the Separate Account invests," and the term Fund is defined as a "diversified, open-end management investment company commonly referred to as a Fund, or a Portfolio thereof." Please consider whether a specific definition (*i.e.*, Fund) is needed to refer to the trusts of which the Portfolios are series.

12.   Please consider whether the defined terms Statutory Prospectus and Summary Prospectus are necessary.

13.   The defined terms Separate Account and Variable Account appear to be synonymous. Please consider using a single defined term throughout the Registration Statement.

14.   Please consider adding the term Right to Examine, which is currently defined in context, to the Definitions of Terms. Please also confirm that the definition of Right to Examine is consistent with Right to Cancel (Examination Right), as used in the prospectus.

Table of Contents

15.   Please move the Table of Contents to either the outside front, inside front, or outside back cover page of the prospectus, as required by Rule 481(c). Currently, the Definitions of Terms section precedes the Table of Contents.

16.   Please supplementally confirm that, in electronic versions of the summary and statutory Prospectuses and SAI, cross-references in the Table of Contents will link directly to the relevant sections in the documents where the subject matter is discussed.

17.   Please include the headings "Important Information You Should Consider about the Policy" and "Other Benefits Available Under the Policy," and any other major headings, in the Table of Contents. Please also ensure that all major subheadings are listed under each heading in the Table of Contents.

18.   Please move the legend appearing at the bottom of the Table of Contents to the front cover page. *See* Rule 481(b).

Key Information Table – Important Information You Should Consider About the Policy (pages 9-10)

19.   Please revise section headings to match the presentation format in Form N-6 (*e.g.*, revise the heading of Item 2 to "Important Information You Should Consider about the Policy") and to conform the headings in the Prospectus with the headings in the Summary Prospectus for New Investors ("ISP"). *See* Instruction 1(a) of Item 2.

20. Please supplementally confirm that the Key Information Table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2.

21. Please ensure that all cross-references in the "Location in Prospectus" column direct the reader to the appropriate section and subsection of the statutory Prospectus where the subject matter is discussed in greater detail. For example, cross-references to "Addition, Deletion or Substitution of Investments" should be revised to read "The Policy – Addition, Deletion or Substitution of Investments."

Fees and Expenses

—Transaction Charges

22. Please provide a cross-reference in the right-hand column that directs investors to more information about transaction charges that may apply to Face Amount decreases (*e.g.*, to "Death Benefit and Changes in Face Amount – Decrease in Face Amount").

—Ongoing Fees and Expenses (annual charges)

23. Please revise the first row of the table to read "Investment options* (Portfolio ~~Company~~ fees and expenses)," in order to use the defined term "Portfolio" consistently throughout.

24. Please confirm that the Portfolio fees and expenses shown in the table are expressed as a percentage of Portfolio *net* assets.

Risks

—Risks Associated with Investment Options

25. Please revise the second bullet to read as follows: "Each ~~Fund~~ **Portfolio** (including a Fixed Account investment option) has its own unique risks. You should review each **investment option** (~~Fund's~~ **including each Portfolio's** prospectus) before making an investment decision." Please also add cross-references to the appropriate section of the statutory Prospectus where the Fixed Account is discussed in greater detail.

—Insurance Company Risks

26. Please indicate how investors can request financial strength ratings from the Company (*e.g.*, via a toll-free telephone number, or via a website link more specific than the Company's homepage).

Restrictions

—Investments

27.   The third bullet reads as follows: "We reserve the right to close, add, substitute or remove Investment Accounts as investment options under the Policy. A Fund may also be merged into another Fund." To avoid investor confusion, please replace "Investment Accounts" and "Fund" with a single defined term (*e.g.*, Portfolio). *See* Instruction 4(a) to Item 2 (using "Portfolio Companies" throughout).

—Optional Benefits

28.   Please briefly note that the Policy offers several asset allocation models ("Models") and that these Models may change over time. Please add a cross-reference to the appropriate section and subsection of the statutory Prospectus where the subject matter is discussed in greater detail.

Conflicts of Interest

—Investment Professional Compensation

29.   For consistency, please revise "financial professionals" to read "investment professionals" in the first sentence.

—Exchanges

30.   Please lowercase "Policy" throughout the second bullet, in order to clarify that this disclosure is referring to variable life insurance policies more generally.

Overview of the Policy (pages 11-12)

Purpose

31.   The penultimate sentence states that the Policy "may be appropriate for you if you have a long investment time horizon and the Policy's terms and conditions are consistent with your financial goals." Please briefly explain how the Policy is intended to help investors meet long-term financial goals.

Premiums

32.   The second paragraph reads: "Generally, the Initial Net Premium and any Net Premium received during the Right to Examine period are allocated to the money market account

on the later of the Policy Date or the date we receive the Premium at AUL's Home Office."

    a. Please delete "generally" from the beginning of this sentence, or disclose any exceptions.

    b. Please reconcile this language with the second sentence under *Overview of the Policy – Policy Features – Right to Cancel (Examination Right)*, which states that "AUL generally allocates Net Premiums to the Fixed Account and Investment Accounts on the later of the day the "right to examine" period expires, or the date AUL receives the premium at the Home Office."

    c. Please disclose here the amount that will be refunded to investors upon returning the Policy. Given that all premiums will be invested in the money market fund during the right to examine period, please indicate whether you intend to refund the greater of Account Value or premiums paid. If this amount will not include earnings from the money market fund, please supplementally explain why. Please make conforming changes throughout, as applicable, including in the section *The Policy – Right to Examine Period*.

33. The first sentence of the fourth paragraph reads: "The amount allocated to the Fixed Account will earn [an] interest rate not less than the guaranteed interest rate, see Fixed Account." Here, and throughout, please consider revising to more clearly indicate the presence of a cross-reference. For example, the sentence could be revised as follows: "The amount allocated to the Fixed Account will earn [an] interest rate not less than the guaranteed interest rate**. For more information**, see *Fixed Account*."

Policy Features

—Supplemental Benefits and Riders

34. The disclosure in this subsection refers to both "optional benefits" and "optional riders." Please explain the difference between optional benefits and optional riders. If they are synonymous, please clarify.

35. The sentence following the list of supplemental benefits available states: "An additional charge or fee upon exercising the benefit may apply to optional riders." Specify those with an additional charge. Please also add, if true, that an additional charge or fee may apply to certain standard benefits (*e.g.*, the Overloan Protection Rider).

—Right to Cancel (Examination Right)

36. Please disclose the refund that an Owner receives (*i.e.*, either the premiums paid or the Account Value).

Fee Table (pages 12-13)

Periodic Charges Other than Fund Expenses

37.   Please revise the title of the table to "Periodic Charges Other than **Annual** ~~Fund~~ **Portfolio** Expenses" in the title of the table, to conform to the presentation format of Item 4.

38.   Please conform the presentation format of the rows in the "Charge" column to match Item 4. For example, "Minimum and Maximum Charge" and "Charge for a Representative Investor" should appear as sub-headings under the *Cost of Insurance* row, and *Representative COI* should be merged with the "Charge for a Representative Investor" sub-heading.

39.   The rows for *Accelerated Death Benefit for Chronic Illness Rider* and *Accelerated Death Benefit for Terminal Illness Rider* state that charges are deducted "[u]pon any payment of the rider's benefit." Please confirm whether these are non-recurring charges. Any non-recurring Policy fee, account fee, or similar fee should be included in the "Transaction Fees" table. *See* Instruction 2(c) to Item 4.

40.   Footnote 4 to the table states "[s]ubject to state availability" (referring to optional benefits under the Policy). Here, and throughout the Registration Statement as applicable, please remove disclosure stating that the operation of the product (including the availability of benefits) may vary by state. All material state variations must be disclosed in the Prospectus (or an appendix thereto).

41.   Please revise footnote 2 to clarify that the charge is "not deducted," rather than "reduced to zero," when the Insured reaches the Attained Age of 121.

Total Annual Fund Company Operating Expenses

42.   Please bold the legend immediately preceding this table to match the presentation format of Item 4.

43.   Please revise the title of the table to "Annual Portfolio Company Operating Expenses" to match the presentation format of Item 4.

Principal Risks of the Policy (pages 14-15)

44.   Please summarize the principal risks of the Portfolio Optimization Program, including any relevant disclosure regarding material conflicts of interest, in this section.

45.   Please confirm whether natural disasters and pandemics, generally, are principal risks of the Policy. If not, please consider tailoring the principal risk disclosure accordingly.

Policy Lapse

46.   The Company states in the second sentence that "[t]here is no guarantee that the Owner's Policy will not lapse even if the Owner pays the Owner's Planned Premium."

   a.   Please briefly explain here why the Policy may lapse, even if a Policy holder pays the planned premiums (*i.e.*, if the Cash Surrender Value is less than the Monthly Deduction on the day the deduction is made).

   b.   Please briefly discuss the operation of the Grace Period if the Policy is in default, including the notice to be provided, and that the Policyholder has an opportunity to make an additional payment to keep the Policy in force.

   c.   Please reference the no-lapse guarantee riders (*e.g.*, the Policy will not lapse so long as the conditions of the riders are satisfied).

   d.   Please also provide corresponding cross-references to the sections of the statutory Prospectus where the subject matter is discussed in greater detail.

Limitations on Access to Cash Value

47.   The second sentence states that making a Partial Surrender or taking a loan may change the Owner's Policy's Total Face Amount. Please also caution in the principal risk discussion that a decrease in Face Amount may result in a proportional Surrender Charge.

48.   Please revise the third sentence to state: "Partial Surrenders and loans may make the Owner's Policy more susceptible to lapse."

Tax Treatment of Life Insurance Contracts

49.   Please briefly discuss (i) the tax treatment AUL intends for the Policy (as discussed in the first sentence) and (ii) the tax treatment of a Modified Endowed Contract (as discussed in the second sentence).

50.   The last sentence states: "There may be adverse tax consequences (i.e. a 10% penalty) in the event of a Surrender or withdrawal if the Owner is under the age of 59 ½." Please replace "*i.e.*" with "including" to clarify that such adverse tax consequences may include, but are not limited to, a 10% federal penalty.

General Information About AUL, the Separate Account and the Fund

The Funds

51.   Please revise the first sentence to read: "Each Investment Account of the Separate Account invests in shares of a corresponding **Portfolio** ~~Fund~~." Please also revise this subsection consistent with the comment, *supra*, regarding the use of the terms Portfolios and Funds throughout the Registration Statement.

Voting Rights

52. The second sentence states: "In accordance with its present view of applicable law, AUL will exercise voting rights attributable to the shares of each Portfolio held in the Investment Accounts at regular and special meetings of the shareholders of the Funds or Portfolios on matters requiring shareholder voting under the 1940 Act." Please revise this sentence consistent with the comment, *supra*, regarding the use of the terms Portfolios and Funds throughout the Registration Statement, to clarify that Owners have voting rights only in the series of a trust held in an Investment Account of the Separate Account (*i.e.*, voting rights would apply to series of a Fund that are available as investment options, but not necessarily every underlying series of a Fund). Please make corresponding changes throughout this section.

53. The penultimate sentence of the third paragraph states: "If required by the SEC or under a contract with any of the Funds, AUL reserves the right to determine in a different fashion the voting rights attributable to the shares of the Portfolio." Please explain what "under a contract with any of the Funds" is intended to refer to.

54. Please revise the second sentence of the fourth paragraph, consistent with prior comments, as follows: "AUL will vote shares of a~~n Investment Account~~ **Portfolio**, if any…."

55. The last sentence of the fourth paragraph states that "AUL will vote its own shares in the same proportion as the voting instructions that are received in a timely manner for Policies participating in the Investment Account." Please also disclose that, due to proportionate voting, the vote of a small number of Owners can determine the outcome of a proposal.

Revenue AUL Receives

56. The last sentence of the second paragraph on page 18 states: "The investment objectives of each of the Portfolios are described below." Please add a cross-reference to the Appendix.

57. The first sentence of the penultimate paragraph on page 18 states: "The Funds are described in their Prospectuses, which accompany this Prospectus." Please (i) clarify whether the term Prospectus, as used in this disclosure, refers to the summary or statutory prospectuses of the underlying Portfolios; and (ii) confirm whether prospectuses for the underlying Portfolios will be delivered (along with the ISP) to investors.

Premium Payments and Allocations (pages 21-25)

58. Please move the discussions of optional benefits in this section (*i.e.*, Dollar Cost Averaging Program, Portfolio Rebalancing Program) to the *Optional Benefits Available Under the Policy* section. Please also disclose, in the *Portfolio Options – Transfers* and

Optional Benefits Available Under the Policy sections, that only one of these transfer programs may be elected at any time.

Premiums

59. Please disclose in this section the minimum required initial premium amount. If none, please so state. *See* Item 9(a)(1).

60. Please add disclosure explaining the Guideline Premium Test and the Cash Value Accumulation Test.

Premium Allocations and Crediting

61. The penultimate paragraph of this subsection states, in part, that if an Owner exercises the right to examine and cancels it by returning it to AUL, then AUL "will refund either the premiums paid or the Account Value." Please add this disclosure from this paragraph throughout the Registration Statement where the right to examine is discussed.

Transfer Privilege

62. Please delete the last two sentences of the first paragraph, which discuss transfer charges. There do not appear to be any applicable transfer charges.

Dollar Cost Averaging Program

63. The fifth paragraph notes that "AUL reserves the right to impose a $25 transfer charge for each transfer effected under a DCA Program." Please include this charge in the Fee Table.

Portfolio Rebalancing Program

64. The final paragraph notes that AUL does not currently charge for its Portfolio Rebalancing Program. If AUL reserves the right to charge, please include the applicable charge in the Fee Table. Otherwise, please delete "currently."

Portfolio Optimization Program

—The Program

65. Please explain whether you intend to send an Investment Adviser Brochure (Part 2 of Form ADV) and a Form CRS to investors that elect the Portfolio Optimization Program. If not, please explain your legal basis. Also, please state in the Prospectus that MFIM a registered adviser under the Investment Advisers Act of 1940 and has an advisory relationship with each Owner who elects into the Program.

—The Portfolio Optimization Models

66.   Please specifically describe the Models in this section (*e.g.*, include the allocation percentages), describe the strategies of each Model, and explain where Owners can find more information about each Model and its strategy.

—Periodic Updates of the Portfolio Optimization Model and Notices of Updates

67.   The last two sentences of this section reads as follows: "Some of the riders available under the Contract require the Owner to participate in a specific asset allocation service. If the Owner purchased any of these riders, such riders will terminate if the Owner withdraws from Portfolio Optimization or allocates any portion of the Owner's subsequent Premiums or Account Value to an Investment Option that is not currently allowed with the rider (as more fully described in each rider." Please supplementally confirm whether this disclosure is accurate. If so, please add corresponding disclosure, in the "Brief Description of Restrictions/Limitations" column, of the *Other Benefits Available Under the Policy* table describing any such rider limitations or restrictions.

Fixed Account (page 26)

Summary of the Fixed Account

68.   Please revise the last two sentences of the first paragraph as follows: "Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts ~~and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Fixed Account~~. The disclosure regarding the Fixed Account **is**, ~~may,~~ however, ~~be~~ subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses."

Minimum Guaranteed and Current Interest Rates

69.   The last sentence states: "AUL bears the investment risk for Owner's Fixed Account values and for paying interest at the Current Rate on amounts allocated to the Fixed Account." Please add disclosure clarifying that, although AUL bears the investment risk, investors continue to bear investment risk related to the Company's claims-paying ability and financial strength.

Charges and Deductions (pages 27-28)

70.   Briefly describe current charges for each of the charges listed in this section. *See* Item 7(a).

Surrender Charge

71.   Identify what is provided in consideration for Surrender Charges (*e.g.*, the use of Surrender Charges to pay distribution costs). *See* Item 7(a).

Table of Surrender Charges: Based on a $500,000 Face Amount

72.   Please provide the Surrender Charges in this table in percentage terms. *See* Instruction 1 to Item 7.

73.   The sentence immediately following the table states: "Partial Surrenders are limited to the Cash Surrender Value of the Policy; therefore, there is no surrender charge assessed on Partial Surrenders." Here, and elsewhere as appropriate in the Prospectus, please add that withdrawals and Surrenders may have tax consequences, including a possible tax penalty if withdrawn before age 59 ½.

74.   The first sentence of the third paragraph under the table states: "If a Face Amount decrease is requested, AUL will deduct a proportional Surrender Charge from the Account Value on the effective date of the decrease." Please provide an example of a proportional Surrender Charge deduction.

Death Benefit and Changes in Face Amount (30-37)

Changes in Death Benefit Option

75.   The first sentence of the second paragraph states: "If the Owner requests a change from Death Benefit option 1 to Death Benefit option 2, the Face Amount will be decreased by the amount of the Account Value on the date of change." Please disclose here, if true, that this decrease in Face Amount will result in a proportional Surrender Charge.

Other Benefits Available Under the Policy

76.   Please identify in this table each benefit that may not be available to all investors. We note that the second sentence of *Important Information You Should Consider about the Policy – Optional Benefits* states that optional benefit availability may vary by state or by selling broker-dealer.

77.   Please add a description of the Portfolio Optimization Program to the table.

78.   The "Brief Description of Restrictions/Limitations" column of the *Children's Insurance Benefit Rider* row states that the "rider is not allowed on policies rated worse than Table D."

        a. Please clarify where investors can find Table D.

        b. Throughout the Registration Statement, where similar references are made to supplemental tables, please clarify where investors can access these tables.

79.   The "Brief Description of Restrictions/Limitations" column of the *Overloan Protection Rider* row states that the rider may be exercised only if certain conditions are met. Please specify these conditions.

80.   The "Brief Description of Restrictions/Limitations" column of the *Dollar Cost Averaging* row states that "AUL reserves the right to impose a $25 transfer charge for each transfer effected under a DCA program." Please add this disclosure to the discussion of the benefit under *The Policy – Dollar Cost Averaging Program*. Please also add this to the *Transaction Fees* table in the *Fee Table* section of the Prospectus.

—Accelerated Death Benefit for Terminal Illness Rider

81.   This subsection notes that a one-time Administrative Fee may be charged when the Accelerated Death Benefit is paid under this rider. Please add this to the *Transaction Fees* table in the *Fee Table* section of the Prospectus.

—Accelerated Death Benefit for Chronic Illness Rider

82.   This subsection notes that a one-time Administrative Fee may be charged when the Accelerated Death Benefit is paid under this rider. Please add this to the *Transaction Fees* table in the *Fee Table* section of the Prospectus.

Cash Benefits (pages 38-40)

Policy Loans

83.   To assist with investor comprehension, consider disclosing the purpose of Policy loans (*i.e.*, to access Policy value without adverse tax consequences associated with partial Surrenders).

Partial Surrenders

84.   The second sentence of the third paragraph states: "The maximum Partial Surrender amount is the Cash Surrender Value minus the greater of (1) $1,000 or (2) three times the most recent Monthly Deductions. Please make "Monthly Deductions" singular, and consider revising the subparagraph numbering as follows to clarify the formula: "The maximum Partial Surrender amount is the Cash Surrender Value minus the greater of **(a)** $1,000 or **(b)** three times the most recent Monthly Deduction~~s~~."

Other Policy Provisions (pages 42-44)

Deferral of Payments

—Variable Account

85.   Please revise the parenthetical in this paragraph as follows: "(except normal holiday closings **and weekends**)…."

Appendix: Funds Available Under the Policy

86.   If applicable, please include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. Instruction 1(e) to Item 18.

87.   The sentence immediately preceding the table states: "Depending on the optional benefits you choose, you may not be able to invest in certain Underlying Funds." Please indicate which Portfolios are available (or are restricted) under the benefits offered under the Policy or delete this statement. *See* Instruction 1(f)(2) to Item 18. If the statement is kept, please change "Underlying Funds" to "Funds."

88.   Please generally revise the columns of the table to conform to the presentation format of Item 18. In particular:

   a.   Please delete the "Fund Identifier" and "Fund Family" columns.

   b.   Please move the "Type of Fund" column to the left-hand side of the table.

   c.   Please revise the "Fund Name" row to reflect the presentation format in Item 18 (*i.e.*, "Portfolio Company and Adviser/Subadviser").

   d.   Please delete the words "Expense Ratio" in the fifth column header.

89.   If applicable, identify each Portfolio subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions. *See* Instruction 4 to Item 18.

BACK COVER PAGE

90.   The information required by Item 1(b) appears on the final page of the Appendix. Please move this to a separate page.

91.   Please add the EDGAR contract identifier on the bottom of the back cover page in type size smaller than that generally used in the Prospectus (*e.g.*, 8-point modern type). Item 1(b)(4).

PART C

Item 37. Fee Representation

92.   Please replace "The Registrant" with "American United Life Insurance Company ("Insurance Company")."

SIGNATURES

93.   The Registration Statement is signed by the principal executive officer. Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which require that the Registration Statement also be signed by (i) the comptroller or principal accounting officer and (ii) the principal financial officer. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the Registration Statement.

SUMMARY PROSPECTUS FOR NEW INVESTORS

94.   To the extent relevant, please apply all foregoing comments to the statutory Prospectus to the ISP.

95.   Please revise the title of the ISP as follows: "**Form of** Summary Prospectus for New Investors."

96.   The section of the ISP titled *Additional Information About Fees* currently provides disclosure responsive to Item 7. Please remove this disclosure from the ISP and replace it with the statutory Prospectus disclosure responsive to Item 4. *See also* Rule 498A.

97.   Please supplementally confirm that the following sections of the summary prospectus are identical to the corresponding sections of the statutory Prospectus: Important Information You Should Consider About the Policy (Item 2); Overview of the Policy (Item 3); Standard Death Benefits (Item 10(a)); Other Benefits Available Under the Policy (Item 11(a)); Buying the Policy (Item 9(c)-(c)); How Your Policy Can Lapse (Item 14(a)-(c)); Making Withdrawals: Accessing the Money in Your Policy (Item 12(a); and Funds Available Under the Policy Appendix (Item 18). *See also* Rule 498A.

98.   Please supplementally confirm that in the electronic version of the ISP: (a) the website address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and (b) the Table of Contents (if applicable), cross references, and all defined terms will comply with the requirements of Rule 498A(h)(2)(ii), (iii) and (iv), respectively.

*   *   *   *

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-7703 or williamsmat@sec.gov if you have any questions.

Sincerely,
/s/ Matthew S. Williams
Senior Counsel

cc: Michael C. Pawluk, Senior Special Counsel
Sally Samuel, Branch Chief
James Catano, Esq.